

SECU  SION

09055249

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2008__ AND ENDING __December 31, 2008__
                                      MM/DD/YY                          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Highland Information Services, Inc.

| | |
| --- | --- |
| | OFFICIAL USE ONLY |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2545 Highland Avenue, Suite 200
                                        (No. and Street)

| Birmingham | Alabama | 35205 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William A. Terry                                              205-933-8664
                                                        (Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones & Kirkpatrick, P.C.
                    (Name - *if individual, state last, first, middle name*)

| 300 Union Hill Drive, Suite 100 | Birmingham | Alabama | 35209 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



# OATH OR AFFIRMATION

I, __William A. Terry__ _____ swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Highland Information Services, Inc.__ _____ as of __December 31,__ _____ 20 __08___ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President__ _____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows .
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HIGHLAND INFORMATION SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2008 AND 2007
WITH REPORT OF INDEPENDENT AUDITORS

HIGHLAND INFORMATION SERVICES, INC.

BIRMINGHAM, ALABAMA

DECEMBER 31, 2008 AND 2007

## TABLE OF CONTENTS

Page

**REPORT OF INDEPENDENT AUDITORS** ......................................................................... 1


**AUDITED FINANCIAL STATEMENTS:**

Statements of Financial Condition ............................................................................... 2
Statements of Income ................................................................................................... 3
Statements of Changes in Stockholders' Equity .......................................................... 4
Statements of Changes in Liabilities Subordinated
   to Claims of General Creditors................................................................................... 5
Statements of Cash Flows ............................................................................................ 6
Notes to Financial Statements ................................................................................... 7-9


**SUPPLEMENTARY INFORMATION:**

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 ............................ 10
Reconciliation of Computation of Net Capital Pursuant
   to Rule 17a-5(d)(4)................................................................................................... 11
Information Pursuant to the Reserve Requirements under
   Rule 15c3-3 (Exemptive Provision)......................................................................... 12
Report of Independent Auditors on Internal Accounting Control ........................... 13-15

# REPORT OF INDEPENDENT AUDITORS



February 24, 2009

Jones & Kirkpatrick, P.C.

**Certified Public Accountants**

Suite 100

300 Union Hill Drive

Birmingham, AL 35209

Telephone: (205) 870-8824

Facsimile: (205) 870-8827

The Board of Directors and Stockholders
Highland Information Services, Inc.
Birmingham, Alabama

We have audited the accompanying statements of financial condition of Highland Information Services, Inc. (the Company) as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Highland Information Services, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Jones + Kirkpatrick PC*

Certified Public Accountants

# HIGHLAND INFORMATION SERVICES, INC.
## Birmingham, Alabama

### STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

|  | 2008 | 2007 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 295 | $ 15,815 |
| Securities owned: | | |
| Marketable, at market value | 27,916 | 27,670 |
| Not readily marketable, at estimated fair value | - | 6,450 |
| TOTAL ASSETS | $ 28,211 | $ 49,935 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Liabilities: | | |
| Accounts payable | $ 6,069 | $ 8,894 |
| Stockholders' Equity: | | |
| Common stock, $ .01 par value; 10,000 shares authorized, 1,500 shares issued and outstanding | 15 | 15 |
| Additional paid-in capital | 11,261 | 11,261 |
| Retained earnings | 10,866 | 29,765 |
| Total Stockholders' Equity | 22,142 | 41,041 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 28,211 | $ 49,935 |

See accompanying notes to financial statements.

# HIGHLAND INFORMATION SERVICES, INC.
## Birmingham, Alabama

### STATEMENTS OF INCOME
For the Years Ended December 31, 2008 and 2007

|  | 2008 | 2007 |
|---|---|---|
| Revenues |  |  |
| Commissions and fees | $ 393,093 | $ 772,929 |
| Interest and dividends | 1,109 | 1,095 |
| Trading gain (loss) | 6,430 | 8,063 |
|  | 400,632 | 782,087 |
| Expenses: |  |  |
| Professional fees | 13,060 | 9,551 |
| Other operating expenses | 57,889 | 91,806 |
|  | 70,949 | 101,357 |
| Net Income | $ 329,683 | $ 680,730 |

See accompanying notes to financial statements.

# HIGHLAND INFORMATION SERVICES, INC.
## Birmingham, Alabama

### STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2008 and 2007

|  | Common Stock | Additional Paid-In Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|
| Balance at December 31, 2006 | $ 15 | $ 11,261 | $ 26,057 | $ 37,333 |
| Net income | - | - | 680,730 | 680,730 |
| Cash dividends | - | - | (677,022) | (677,022) |
| Balance at December 31, 2007 | 15 | 11,261 | 29,765 | 41,041 |
| Net income | - | - | 329,683 | 329,683 |
| Cash dividends | - | - | (348,582) | (348,582) |
| Balance at December 31, 2008 | $ 15 | $ 11,261 | $ 10,866 | $ 22,142 |

See accompanying notes to financial statements.

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Years Ended December 31, 2008 and 2007

| | |
|---|---|
| Balance at December 31, 2006 | $  - |
| Activity during the year | - |
| Balance at December 31, 2007 | - |
| Activity during the year | - |
| Balance at December 31, 2008 | $  - |

See accompanying notes to financial statements.

# HIGHLAND INFORMATION SERVICES, INC.
## Birmingham, Alabama

### STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007

## INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

|  | 2008 | 2007 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ 329,683 | $ 680,730 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Realized losses (gains) | (6,347) | (8,060) |
| Increase (decrease) in operating liabilities: | | |
| Accounts payable | (2,825) | 6,894 |
| Net cash provided by operating activities | 320,511 | 679,564 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Proceeds from sale of long-term investments | 13,738 | 14,275 |
| Purchase of long-term investments | (1,187) | (1,097) |
| Net cash provided by investing activities | 12,551 | 13,178 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Cash dividends | (348,582) | (677,022) |
| Net cash used in financing activities | (348,582) | (677,022) |
| Net Increase (Decrease) in Cash | (15,520) | 15,720 |
| Cash at Beginning of Year | 15,815 | 95 |
| Cash at End of Year | $ 295 | $ 15,815 |

See accompanying notes to financial statements.

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

NOTES TO FINANCIAL STATEMENTS

## 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Highland Information Services, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Operations - The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) (formerly the National Association of Securities Dealers (NASD)). Additionally, the Company is registered in twelve U.S. states. The Company receives certain fees from a certain fund manager who manages various funds for clients of Highland Associates, Inc. (see Note 4).

Securities transactions and related revenues are recorded in the accounts on a settlement date basis, which approximates the results of operations on a trade date basis.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Income Taxes - The Company's income tax status is that of an S corporation; therefore, taxable income is includable in the personal income tax returns of the stockholders and there are no income taxes recorded in the accompanying financial statements.

New Accounting Pronouncements – Under provisions of Financial Accounting Standard Board ("FASB") Staff Position No. FIN 48-3 , the Company has elected to defer the effective date of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. It is the policy of the Company to recognize interest and penalties on underpayment of income tax as interest expense and other operating expenses respectively.

Concentrations of Credit Risk- The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers and fund managers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

NOTES TO FINANCIAL STATEMENTS (Continued)

---

2. **SECURITIES OWNED**

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) 157, *Fair Value Measurements*. SFAS defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date.

Level 3: Instruments that have little to no pricing observability as of the reported date.

At December 31, 2008, all of the Company's investment securities were shares in a mutual fund, which are measured using Level 1 described above. Unrealized gains and losses on such funds are included in income and such losses were $941 and $65 for 2008 and 2007, respectively.

The Company also owned warrants of the NASD to purchase shares of common stock of the NASDAQ Stock Market, Inc. under a plan of reorganization of the NASD. During 2006, the Company exercised certain of the warrants to obtain 600 shares of common stock of the NASDAQ Stock Market, Inc. During 2008 and 2007, the shares were sold for a realized gain of approximately $7,400 and $8,000, respectively. At December 31, 2007, the shares were carried at cost, which approximated fair value.

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

NOTES TO FINANCIAL STATEMENTS (Continued)

3. **NET CAPITAL REQUIREMENTS**

As a broker-dealer registered with the Securities and Exchange Commission (SEC), the Company is prohibited from engaging in any security transactions at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined by the Uniform Net Capital Rule of the SEC. The SEC may also require a member organization to reduce its business if its net capital ratio (aggregate indebtedness divided by net capital) exceeds 12 to 1, and may prohibit expansion of its business if the ratio exceeds 10 to 1. The uniform net capital rule of the SEC requires that a minimum of $5,000 net capital be maintained at all times. At December 31, 2008, the Company had net capital of $15,188, which was $10,188 in excess of its SEC required net capital of $5,000.

4. **TRANSACTIONS WITH PARTIES-IN-INTEREST**

The Company and Highland Associates, Inc. are under common ownership and common control. Both companies share personnel and office equipment, and generally combine their operations in order to operate more efficiently. All common overhead expenses are paid by Highland Associates, Inc. and the Company reimburses Highland Associates, Inc. for certain overhead expenses. The total amount reimbursed in 2008 and 2007 was $6,000. Of this amount, $500 and $1,500 was payable to Highland Associates, Inc. at December 31, 2008 and 2007, respectively. Additionally, the Company owed Highland Associates, Inc. $5,569 and $7,394 at December 31, 2008 and 2007, respectively, for various direct expenses. The Company also serves as broker dealer for Highland Strategies, LLC, which is also related through common ownership and common control. No commissions reflected in the statement of income are from trades for Highland Strategies, LLC. The Company also receives certain fees from an unrelated fund manager, who manages various funds for clients of Highland Associates, Inc. Such amounts received were approximately $216,000 and $570,000 in 2008 and 2007, respectively.

5. **COMMITMENTS**

Under the terms of an agreement with the Company's shareholders, under circumstances where a shareholder elects to sell all or any portion of his stock, the Company has the option to purchase these shares. In addition, under circumstances due to disability, rumination of employment or death, the Company has the obligation to purchase all shares of stock held by the shareholder. The purchase price for transactions described above shall be the fair market value of the stock owned by the shareholder determined as of the date of the event causing the repurchase. The purchase price shall be paid in cash at the closing of the sale.

SUPPLEMENTARY INFORMATION

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2008

## Net Capital:

| | |
|---|---:|
| Total stockholders' equity from statement of financial condition | $ 22,142 |
| Deduct stockholders' equity not allowable for net capital | - |
| Total stockholders' equity qualified for net capital | 22,142 |
| Additions | - |
| Total capital and allowable subordinated liabilities | 22,142 |
| Deductions and/or charges | (5,000) |
| Net capital before haircuts on securities positions | 17,142 |
| Haircut on exempted security | (1,954) |
| Net Capital | $ 15,188 |

## Computation of Minimum Net Capital Requirements:

| | |
|---|---:|
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ 404 |
| Minimum dollar net capital requirements | $ 5,000 |
| Net capital requirement (greater of above) | $ 5,000 |
| Excess net capital | $ 10,188 |
| Excess net capital at 1000% (net capital - 10% of aggregate indebtedness) | $ 14,581 |

## Computation of Aggregate Indebtedness:

| | |
|---|---:|
| Total aggregate indebtedness - liabilities from statement of financial condition | $ 6,069 |
| Ratio of aggregate indebtedness to net capital | 40.00% |

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

RECONCILIATION OF COMPUTATION OF
NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)
For the Year ended December 31, 2008

There were no material differences in the aggregate amount or in individual amounts between net capital as computed and reported in this schedule and net capital computed and reported in the Company's corresponding unaudited Form X-17A-5, Part IIA, filed as of December 31, 2008.

# HIGHLAND INFORMATION SERVICES, INC.
## Birmingham, Alabama

## INFORMATION PURSUANT TO THE RESERVE REQUIREMENTS
## UNDER RULE 15c3-3 (EXEMPTIVE PROVISION)
### For the Year ended December 31, 2008

---

If an exemption from Rule 15c3-3 is claimed, identify
below the section upon which such exemption is based:

A.   (k)(1) – Limited business

B.   (k)(2)(i) - "Special account for exclusive benefit                    X̲
     of customers" maintained

C.   (k)(2)(ii) - All customer transactions cleared through
     another broker-dealer on a fully disclosed basis

There were no material differences between the above information and the Company's corresponding unaudited Form X-17A-5, Part IIA, filed as of December 31, 2008.

# Report of Independent Auditors on Internal Accounting Control

Jones & Kirkpatrick, P.C.

**Certified Public Accountants**

Suite 100

300 Union Hill Drive

Birmingham, AL 35209

Telephone: (205) 870 8824

Facsimile: (205) 870-8827

February 24, 2009

The Board of Directors
Highland Information Services, Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statements and supplemental schedules of Highland Information Services, Inc. (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

The Board of Directors
Highland Information Services, Inc.
February 24, 2009
Page 15

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Jones & Kirkpatrick PC*

Certified Public Accountants